Mr. Max A. Webb

Securities and Exchange Commission

July 24, 2012

San Lotus Holding Inc.

3F B302C, No. 185 Kewang Road

Longtan Township, Taoyuan County 325

Taiwan (R.O.C.)

July 24, 2012

Securities and Exchange Commission, Division of Corporate Finance

Attn: Mr. Max A. Webb

100 F Street N.E.

Washington, D.C. 20549

Re:	San Lotus Holding Inc.

Registration Statement on Form S-1/A10

Filed June 29, 2012

File No. 333-176694

Dear Mr. Webb:

We are in receipt of your comment letter dated July 11, 2012 regarding the above-referenced filing. As requested in your letter, we have provided responses to the questions raised by the Commission’s Staff. For your convenience, the matters are listed below, followed by the Company’s responses.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined I the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company.

RESPONSE:	We have revised the inside of the prospectus cover page to reflect that we are an emerging growth company.

2.	Please also revise your prospectus to clearly state your election under Section 107(b) of the JOBS Act. You state on page 11 that you “may elect to opt in to the extended transition period for complying with the revised accounting standards,” that you “may elect to defer compliance with new or revised accounting standards,” and that you “may elect to use the extended transition period for complying with new or revised accounting standards,” but you state on page 27 that you “have elected to take advantage of the benefits of this extended transition period.” Please revise the disclosures on page 11 to clearly state your election under Section 107(b) of the JOBS Act.

Mr. Max A. Webb

Securities and Exchange Commission

July 24, 2012

RESPONSE:	We have conformed our disclosures to indicate that we will take advantage of the lesser reporting standards allowed to emerging growth companies under the JOBS Act.

3.	In addition consider describing the extent to which any of the exemptions available to you as an Emerging Growth Company are available to you as a Smaller Reporting Company.

RESPONSE:	We have revised the disclosures to reflect the Emerging Growth Company exemptions that are available to us a Smaller Reporting Company.

4.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:	We have not provided any written materials to any of our investors, aside from our financial statements and this prospectus. We presently have no brokers who are participating in the offering and have no research reports that have been written about us or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act.

5.	We note the statement on page 3 that you “have no plans or intentions to be acquired or to merge with an operating company.” However you now state on pages 2 and 20 that you may acquire a travel agency. Please reconcile these statements.

RESPONSE:	We amended these pages to indicate that our intentions are to develop our own travel agency in Taiwan. We have no plans or intentions to acquire another travel agency in Taiwan.

Mr. Max A. Webb

Securities and Exchange Commission

July 24, 2012

6.	Please revise your disclosure in the first sentence to make it consistent with your disclosure on pages 17 and 18 suggesting that you will need approximately $236,200 over the next 12 months to implement your business plan.

RESPONSE:	We have amended all disclosures concerning our funding requirements to indicate that we will require approximately $452,200 in funds over the next 12 months, consisting of $236,200 for the development of our subsidiary travel agency in Taiwan and $216,000 to cover the administrative fees of San Lotus during the next 12 months.

7.	If your business plan is to possibly acquire a business please revise your Prospectus Summary to further explain your plans in this regard to potential investors. Additionally please revise your Business section to address the steps you plan to take to find and acquire such a business, including a timeframe and the costs involved. Please also explain what range of potential purchase prices you are considering. Discuss whether additional capital may be required.

RESPONSE:	As previously stated, we have no plans to acquire another business and will build our business organically.

8.	We note on page 32 that you have entered into agreements to purchase shares of A Peace World Holding Inc. for $46,500 and TBWTV Inc. for $86,000. We also note that your total assets as of March 31, 2012 were $206,746. Please provide us a sufficiently detailed legal and factual analysis explaining to us why you should not be subject to the Investment Company Act of 1940.

RESPONSE:	Under Section 3 of the Investment Company Act of 1940, an “investment company” is defined as an issuer which:

A.	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investment, reinvesting, or trading securities;
B.	is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or
C.	is engaged or proposes to engage in the business of investment, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

San Lotus Holding Inc. does not fit under any of these definitions as (a) we are not and do not hold ourselves out as being engaged primarily in the business of investment, reinvesting or trading securities; (b) we are not and we do not propose to engage in the business of issuing face-amount certificates of the installment type and we have not been engaged in such business and do not have any such certificates outstanding; and (c) we are not engaged or propose to engage in the business of investment, reinvesting, owning holding or trading in securities or own or proposes to acquire investment securities having a value exceeding 40 percentum of the value of our total assets.

Mr. Max A. Webb

Securities and Exchange Commission

July 24, 2012

Our business is to engage in developing a travel services company, providing travel-related services to customers initially in Taiwan and later expanding into greater Asia. At this time, our assets are quite small as we are still in the initial development stages. In the first half of this year, we made strategic investments purchasing stock in two separate corporations, TBWTV Inc., a California television station geared toward the Chinese audience, and A Peace World Holding Inc., a development stage corporation that we believe will augment our travel-related services in the future. On July 9, 2012, we made an additional $70,000 investment into A Benbow Holding Inc., bringing our total long-term investments to $202,500. However, because our total capital at the end of the second quarter 2012 was $1,378,254, that would put our total long-term investments at around 15 percent – far less than the 40 percent threshold required to place San Lotus in the definition of “investment company.” Thus, as our purpose is to develop a travel services company, and not to primarily engage in the business of investment, and as the percentage of our total investment assets is well below 40 percent, we do not fall within the definition of investment company and should not be subject to registration or regulation pursuant to the Investment Company Act of 1940.

9.	Please revise the prospectus summary to disclose your purchases of shares of A Peace World Holding Inc. and TBWTV Inc. Please explain to investors how this fits within your business plan.

Mr. Max A. Webb

Securities and Exchange Commission

July 24, 2012

RESPONSE:	We have revised the prospectus summary to explain how the purchases of shares in A Peace World Holding Inc. and TBWTV Inc. fit into our business plan.

Prospectus Summary, page 2

10.	We note on page 32 that in June 2012, you purchased a condominium in Glendale, California, a Dodge van, a Mercedes Benz, and a Bentley from USA XO Tours Inc. for a total purchase price of $628,141. Please revise to prominently discuss these purchases in the Prospectus Summary. In doing so please discuss the reason for these purchases and what you intend to do with these assets. Additionally explain to investors how the purchase of two used cars and a condominium in California will support your plan to open or acquire a travel agency in Taiwan.

RESPONSE:	We have revised the Prospectus Summary to prominently discuss how our purchases in California relate to our business plan to develop a travel services company in Taiwan.

11.	We note the statement on page 2 that “[a]s of June 27, 2012, [you] had $626,766 in [y]our treasury.” If the purchase of the real estate and automobiles disclosed on page 32 has decreased or will decrease the amount in your treasury please revise here to disclose the amount in your treasury after the purchase of these assets.

RESPONSE:	We have revised the disclosure concerning the amount in our treasury to reflect the funds presently available in our treasury following the purchase of the above mentioned assets.

12.	We note the statement on page 2 that “at [y]our current rate of expenditure, [you] expect to run out of funds sometime in fiscal year 2013 if [you] do not secure additional funding.” We also note on page 2 that [a]s of June 27, 2012, [you] had $626,766 in [y]our treasury.” With a view to revised disclosure please explain to us in your next response letter why you expect to run out of funds in fiscal year 2013 if you currently have this amount of money in your treasury.

RESPONSE:	We have revised the amount in our treasury to reflect why we expect to run out of funds sometime in fiscal year 2013, as well as created a more detailed explanation as to how those funds will be expended.

13.	We note your response to our prior comment 3. You have revised to state on page 2 that you will require “approximately $236,200 over the next 12 months to implement [y]our business plan.” While this amount may have been correct when we issued our comment in April 2012, it appears to us from pages 20 and 21 that the estimated cost of implementing your business plan over the next 12 months through June 2013 would be over $250,000. Please revise to state the cost of implementing your business plan over the next 12 months based on the 12 months following the date of your next amendment.

Mr. Max A. Webb

Securities and Exchange Commission

July 24, 2012

RESPONSE:	We have revised the prospectus accordingly.

14.	Please similarly revise the risk factor “We may need additional capital to develop our business” on page 7 to state the cost of implementing your business plan over the next 12 months. Please calculate this based on the 12 months following the date of your next amendment.

RESPONSE:	We have revised the above risk factor to reflect the costs of implementing our business plan over the next 12 months.

15.	In this regard we also note the statement on page 2 that you will have “an expected monthly expenditure of $10,000” over the next 12 months. If you will require over $250,000 to implement your business plan over the next 12 months it would appear that your expected monthly expenditure would be significantly higher. Please revise to state a more realistic expected monthly expenditure over the next 12 months.

RESPONSE:	We have revised our expected monthly expenditure accordingly.

Executive Compensation, page 30

16.	We note that you have revised to state that the Summary Compensation Table and Option Grants reflects the period ended March 31, 2011. Please revise to reflect compensation paid for fiscal year ended December 31, 2011.

RESPONSE:	We have revised the Summary Compensation Table to reflect a December 31, 2011 fiscal year end.

Signatures

17.	Please revise the second half of the signature block so that it is signed by someone with the indicated capacity of either principal accounting officer or controller.

RESPONSE:	We have revised the signature block to indicate that it has been signed by the principal accounting officer.

Mr. Max A. Webb

Securities and Exchange Commission

July 24, 2012

Exhibit 10.3

18.	We note that your approval letter states that you are to engage in “Investment Consulting,” “Management Consulting,” and “Other Consulting Services” in addition to other various lines of business. In your response letter to us please explain why you have applied to operate investment consulting. Management consulting and other consulting services given that you state an intention to operate a travel agency.

RESPONSE:	Green Forest Management Consulting Inc. was organized under the laws of Taiwan to serve as a subsidiary holding company for San Lotus Holding Inc. San Lotus, or any other foreign entity, is not permitted to invest in Taiwan without first establishing a separate entity, and gaining approval for that entity, to invest into Taiwan. Our subsidiary’s name, Green Forest Management Consulting Inc., is not intended to be the name of the underlying travel services company, but merely the conduit through which San Lotus will be able to invest money into Taiwan for purposes of establishing the travel services entity. That entity will likely be named in such a manner as to better reflect its purpose as a travel agency. We are not intending to operate as an investment consulting entity, other than acting as an investment consulting entity to ourselves for purposes of establishing, investing into and developing the travel services entity in Taiwan.

Exhibit 10.5

19.	Please revise to file a complete exhibit including all exhibits thereoto.

RESPONSE:	The exhibit has been re-filed to include all exhibits thereto.

The Company acknowledges that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Chen Tseng Chih Ying

Chen Tseng Chih Ying, Chief Executive Officer and Director